May 24, 2016	Activision Blizzard, Inc.
3100 Ocean Park Boulevard
Santa Monica, CA 90405

Kathleen Collins
Accounting Branch Chief

Office of Information Technologies and Services

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:                            Activision Blizzard, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed February 29, 2016

File No. 001-15839

Dear Ms. Collins:

We are in receipt of the letter, dated April 26, 2016, from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing by Activision Blizzard, Inc. (the “Company”).  We are responding to the Staff’s comment as set forth below.  For ease of reference, we have also set forth the text of the Staff comment prior to our response.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-3

1.              Your response to prior comment number 3 indicates that you intend to present a single line item, Total Net Revenues, in future filings because you believe that additional breakout is not required by Rule 5-03(b) of Regulation S-X. Please explain your basis for concluding that a separate presentation of product and service revenues is not required pursuant to Rule 5-03(b) of Regulation S-X. As part of your response, please explain for each of the “business models” noted in your response why they would not be considered either a product or service. For example, it is unclear to us how the sale of physical boxed software products would not be considered product revenue.

Response: Our Company provides gamers with an interactive entertainment experience through the sales of video games and related content. After careful consideration of the Staff’s comment and Rule 5-03(b) of Regulation S-X, we acknowledge it remains appropriate to continue our current presentation of net revenues under two line items on the Consolidated Statement of Operations, “Product Sales” and “Subscription, licensing and other revenues.”  This is consistent with the presentation in our Form 10-K filing for the fiscal year ended December 31, 2015, which report also includes a description of the nature of and accounting for each such type of revenue in the “Summary of Significant Accounting Policies” discussion.

The Staff’s prior comment number 3 in the letter dated April 4, 2016 requested an explanation of how our presentation of two types of revenue and four types of cost of sales complies with Rule 5-03(b)(2) of Regulation S-X and what consideration was given to providing clarifying disclosure.

We believe our current presentation provides the most meaningful way for the readers of our financial statements to understand the components and the trends of our costs of sales structure. All types of costs relate to total net revenues and costs are further expanded and disaggregated by nature. Therefore, we consider our current disclosures to be in compliance with Rule 5-03(b)(2).

However, after careful consideration of the Staff’s comment, we believe it would be appropriate, in our future filings commencing with our Form 10-Q for the quarter ending June 30, 2016, to re-categorize our presentation to relate the types of cost of revenues to the types of revenues. We will also include clarifying disclosure to describe the nature of each type of cost of revenue.

In future filings, we will plan to include the following cost categories on the face of the consolidated statement of operations.

Cost of revenues — product sales:

Product costs

Software royalties, amortization, and intellectual property licenses

Cost of revenues — subscription, licensing, and other revenues:

Game operations and distribution costs

Software royalties, amortization, and intellectual property licenses

We will also include clarifying disclosure in a footnote to the consolidated financial statements of the nature of each cost category, substantially similar to the following:

Cost of revenues — product sales:

(i)                                    “Product costs” includes the manufacturing cost of goods produced and sold during the reporting period. This generally includes product costs, manufacturing royalties, net of volume discounts, personnel-related costs, warehousing and distribution costs. We generally recognize volume discounts when they are earned (typically in connection with the achievement of unit-based milestones).

(ii)                                 “Software royalties, amortization, and intellectual property licenses” includes the amortization of capitalized software costs and royalties attributable to product sales revenues. These are costs capitalized on the balance sheet until the respective games are released, at which time the capitalized costs are amortized.

Cost of revenues — subscription, licensing, and other revenues:

(i)                                    “Game operations and distribution costs” includes costs to operate our games, such as customer service, internet bandwidth and server costs, platform provider fee, and payment provider fees.

(ii)                                 “Software royalties, amortization, and intellectual property licenses” includes the amortization of capitalized software costs and royalties attributable to subscription, licensing and other revenues. These are costs capitalized on the balance sheet until the respective games are released, at which time the capitalized costs are amortized.

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The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (310) 255-2408, Stephen Wereb, our Chief Accounting Officer at (310) 496-5260, or Jeffrey Brown, Esq., our Secretary, at (310) 255-2030.

Sincerely,

/s/ Dennis Durkin
Dennis Durkin
Chief Financial Officer

cc:                                David Edgar, Securities and Exchange Commission

Christine Dietz, Securities and Exchange Commission

Chris Walther, Esq., Activision Blizzard, Inc.

Jeffrey Brown, Esq., Activision Blizzard, Inc.

Stephen Wereb, Activision Blizzard, Inc.

David Johnson, PricewaterhouseCoopers LLP